Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

04045313

September 28, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

RECEIVED OCT 04 2004

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

Man Group plc
28 September 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 27 September 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$21.34 up 2.74% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

24 September 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 24 September 2004 it purchased for cancellation 50,000 of its ordinary shares at a price of 1228.07 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

24 September 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 23 September 2004 it purchased for cancellation 250,000 of its ordinary shares at a price of 1224.62 pence per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7144 1000

23 September 2004.

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 22 September 2004 it purchased for cancellation 250,000 of its ordinary shares at a price of 1262.61 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

22 September 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 21 September 2004 it purchased for cancellation 100,000 of its ordinary shares at a price of 1326.8 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
21 September 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 20 September 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$20.77 up 0.97% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

20 September 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 17 September 2004 it purchased for cancellation 75,000 of its ordinary shares at a price of 1338.67 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

17 September 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 16 September 2004 it purchased for cancellation 200,000 of its ordinary shares at a price of 1342.30 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000